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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 1

TOM Online Inc.

(Name of Issuer)

Ordinary Shares, par value HK$0.01 per share

(Title of Class of Securities)

889728200 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 7 pages

CUSIP No. 889728200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Chau Hoi Shuen
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

British

Number Of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power

425,888,453 ordinary shares
6. Shared Voting Power

0
7. Sole Dispositive Power

425,888,453 ordinary shares
8. Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

425,888,453 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

9.99%
12.	Type of Reporting Person (See Instructions)

IN

Page 2 of 7 pages

Item 1.	(a)	Name of Issuer TOM Online Inc.

	(b)	Address of Issuer’s Principal Executive Offices 8th Floor, Tower W3, Oriental Plaza No. 1 Dong Chang An Avenue Beijing, China 100738

Item 2.	(a)	Name of Person Filing Chau Hoi Shuen

	(b)	Address of Principal Business Office or, if none, Residence 29/F Harbour Center, 25 Harbour Road, Wanchai, Hong Kong, China

	(c)	Citizenship British

	(d)	Title of Class of Securities Ordinary shares, par value of HK$0.01 per share

	(e)	CUSIP Number 889728200

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Page 3 of 7 pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 425,888,453 ordinary shares.

(b) Percent of class: 9.99%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 425,888,453 ordinary shares.

(ii) Shared power to vote or to direct the vote 0.

(iii) Sole power to dispose or to direct the disposition of 425,888,453 ordinary shares.

(iv) Shared power to dispose or to direct the disposition of 0.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Please see attached Exhibit.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 7 pages

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Item 7 Information

Page 5 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2007
Date

/s/ Chau Hoi Shuen
Signature

Chau Hoi Shuen, Shareholder
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

Page 6 of 7 pages